

Blue Gold Works Inc., Fairfax, CA investor@bluegoldworks.com

BLUE GOLD WORKS OPERATING SUMMARY

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Product Costs	$ -	$ 2,431,750	$ 5,658,440	$ 10,669,580	$ 15,120,400	$ 20,523,900	$ 21,619,820
Sales / Mgmt / Operating	$ 359,542	$ 864,382	$ 1,725,985	$ 3,772,241	$ 6,220,989	$ 8,707,495	$ 12,714,330
Capital Costs	$ 69,000	$ 69,000	$ 69,000	$ 414,000	$ 828,000	$ 1,242,000	$ 1,656,000
Other Costs	$ 20,000	$ 15,120	$ 15,120	$ 15,120	$ 15,120	$ 15,120	$ 15,120
Contingency	$ 50,000	$ 50,000	$ 75,000	$ 125,000	$ 150,000	$ 180,000	$ 200,000
Total Product Costs	$ 498,542	$ 3,430,252	$ 7,543,545	$ 14,995,941	$ 22,334,509	$ 30,668,515	$ 36,205,270
Accured Interest	$ 60,000	$ 183,600	$ 314,616	$ 442,477	$ 570,149	$ 697,809	$ 825,469
Note Repayment			$ 1,000,000				$ 2,000,000
Total Revenue	**$ -**	**$ 2,497,680**	**$ 9,673,940**	**$ 25,657,840**	**$ 47,926,760**	**$ 67,675,740**	**$ 76,866,760**
Projected Profit (Loss)	**(558,542)**	**(1,116,172)**	**815,780**	**10,219,422**	**25,022,102**	**36,309,416**	**37,836,021**







Blue Gold Works Revenue Projection
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$-
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6

Blue Gold Works Cost Projection
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$-
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6

Blue Gold Works Profitability Projection
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6

No assurance can be given that the Company will be successful and as such, these returns are not guaranteed.



Blue Gold Works Inc. Revenue Projections

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Hectares Planted	-	137	316	570	824	1,082	1,082
Liters of Moringa Oil Sold	-	34,250	316,000	570,000	824,000	1,082,000	1,082,000
Revenue Moringa Oil	$ -	$ 1,541,250	$ 7,110,000	$ 19,237,500	$ 37,080,000	$ 48,690,000	$ 48,690,000
Liters Moringa Honey Produced	-	15,070	34,760	62,700	90,640	119,020	119,020
Revenue Moringa Honey	$ -	$ 753,500	$ 1,738,000	$ 3,135,000	$ 4,532,000	$ 5,951,000	$ 5,951,000
WaterWork Plants in Operation	-	1	3	9	21	39	63
People Served	-	8,000	24,000	72,000	168,000	312,000	504,000
WaterWork Revenue	$ -	$ 202,930	$ 727,060	$ 2,181,180	$ 5,325,960	$ 10,397,940	$ 17,397,120
BGW Kits Provided	-	-	3,000	33,500	30,000	80,000	146,500
People Served	-	-	36,000	402,000	360,000	960,000	1,758,000
Revenue BGW Kits	$ -	$ -	$ 98,880	$ 1,104,160	$ 988,800	$ 2,636,800	$ 4,828,640
Total Revenue	$ -	$ 2,497,680	$ 9,673,940	$ 25,657,840	$ 47,926,760	$ 67,675,740	$ 76,866,760

No assurance can be given that the Company will be successful and as such, these returns are not guaranteed.

 **Blue Gold Works Inc., Fairfax, CA investor@bluegoldworks.com**

Blue Gold Works Inc. Cost Projections

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Product Costs Oil	$ -	$ 2,055,000	$ 4,740,000	$ 8,550,000	$ 12,360,000	$ 16,230,000	$ 16,230,000
Sales / Mgmt Costs	$ 77,063	$ 355,500	$ 961,875	$ 1,854,000	$ 2,434,500	$ 2,434,500	$ 3,164,850
Other Costs	$ -	$ 7,560	$ 7,560	$ 7,560	$ 7,560	$ 7,560	$ 7,560
Total Costs Moringa Oil	**$ 77,063**	**$ 2,418,060**	**$ 5,709,435**	**$ 10,411,560**	**$ 14,802,060**	**$ 18,672,060**	**$ 19,402,410**
Product Costs Honey	$ -	$ 376,750	$ 869,000	$ 1,567,500	$ 2,266,000	$ 2,975,500	$ 2,975,500
Sales / Mgmt Costs	$ 75,350	$ 173,800	$ 313,500	$ 453,200	$ 595,100	$ 595,100	$ 773,630
Other Costs	$ -	$ 7,560	$ 7,560	$ 7,560	$ 7,560	$ 7,560	$ 7,560
Total Costs Moringa Honey	**$ 75,350**	**$ 558,110**	**$ 1,190,060**	**$ 2,028,260**	**$ 2,868,660**	**$ 3,578,160**	**$ 3,756,690**
Capital Cost WaterWorks	$ 69,000	$ 69,000	$ 69,000	$ 414,000	$ 828,000	$ 1,242,000	$ 1,656,000
Plant Operating	$ 142,129	$ 195,194	$ 210,194	$ 1,156,161	$ 2,627,709	$ 4,745,031	$ 7,508,127
Management	$ 65,000	$ 130,000	$ 130,000	$ 210,000	$ 300,000	$ 450,000	$ 640,000
Total Costs Water Works	**$ 276,129**	**$ 394,194**	**$ 409,194**	**$ 1,780,161**	**$ 3,755,709**	**$ 6,437,031**	**$ 9,804,127**
Startup Cost BGW Kits	$ 20,000						
Product Cost BGW Kits	$ -	$ -	$ 49,440	$ 552,080	$ 494,400	$ 1,318,400	$ 2,414,320
Distribution / Mgmt Costs	$ -	$ 9,888	$ 110,416	$ 98,880	$ 263,680	$ 482,864	$ 627,723
Total Costs BGW Kits	**$ 20,000**	**$ 9,888**	**$ 159,856**	**$ 650,960**	**$ 758,080**	**$ 1,801,264**	**$ 3,042,043**

No assurance can be given that the Company will be successful and as such, these returns are not guaranteed.